UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9576

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS-ILLINOIS, INC. STOCK PURCHASE AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O-I GLASS, INC.

One Michael Owens Way

Perrysburg, Ohio 43551-2999

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Financial Statements

and Supplemental Schedule

Years ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Owens-Illinois, Inc. Stock Purchase and Savings Program

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Owens-Illinois, Inc. Stock Purchase and Savings Program (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1987.

Toledo, Ohio

June 26, 2025

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets:

Interest in investments of the Trust	$376,225,494	$408,064,318

Notes receivable from participants	4,788,770	5,394,201

Contributions receivable:
Participant	747,747	859,696
Employer	590,919	676,781

Net assets available for benefits	$382,352,930	$414,994,996

The accompanying notes are an integral part of the financial statements.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2024	2023
Interest in investment gain (loss) of the Trust	$37,625,146	$60,535,063

Contributions:
Participant	17,819,691	18,621,356
Employer	11,264,884	11,519,614
Other	1,615,069	—

Interest income due to notes receivable from participants	379,036	311,684
Participant withdrawals	(102,782,156)	(38,058,708)
Administration fees	(195,952)	(210,817)
Other	(23,845)	(48,123)

Increase (decrease) in net assets available for benefits prior to transfers	(34,298,127)	52,670,069

Plan to plan transfers-in	2,051,583	2,193,966
Plan to plan transfers-out	(395,522)	(138,992)

Net assets available for benefits at beginning of year	414,994,996	360,269,953

Net assets available for benefits at end of year	$382,352,930	$414,994,996

The accompanying notes are an integral part of the financial statements.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements

December 31, 2024

1. Plan Description

The Owens-Illinois, Inc. Stock Purchase and Savings Program (the “Plan”) was adopted by O-I Glass, Inc. (the “Company”) for the benefit of eligible U.S. salaried employees of the Company and certain of its subsidiaries and affiliates.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the O-I Glass, Inc. Employee Benefits Committee (the “Committee”). The Plan’s Trustee is John Hancock (the “Trustee”) and recordkeeping is managed by John Hancock (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

The Plan is a defined contribution plan which provides eligible employees, upon completion of the required service period, the opportunity to make contributions on a pretax basis and/or in the form of a designated Roth contribution, in specific percentages, within guidelines established by the Company. Participants are auto enrolled 30 days after first becoming eligible to participate in the Plan in the amount of a 4% contribution of their compensation on a pretax basis. This deemed election will remain in effect until such time as the participant elects to change the percentage of compensation deferred to the Plan. If a participant is automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 20%, the participant’s deferral percentage will automatically be increased by 1% each year, unless the participant opts out of such increases or the participant’s deferral percentage has been increased to 20% of their compensation. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

The Company contributes to the Plan on behalf of each participant an amount equal to 50% of the participant’s pretax and Roth contributions each pay period, limited to 5% of such participant’s compensation received during that period. Company matching contributions are invested in the O-I Glass, Inc. Company Stock Fund. The Company also contributes an Employer Base Contribution to the Plan of 3% of the participant’s compensation. All Company contributions are immediately fully vested. Company contributions may be invested in the O-I Glass, Inc. Company Stock Fund, however, participants are allowed to transfer Company contributions from the Company Stock Fund at any time. Company contributions not invested in the O-I Glass, Inc. Company stock fund are invested in accordance with the participant’s current choice of investment options. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

In the Statements of Changes in Net Assets Available for Benefits, Other contributions represents qualified nonelective employer contributions related to the settlement of a class action lawsuit. This matter is fully resolved upon receipt of this contribution.

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of plan administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). Distributions would be made in accordance with the terms of the Plan document.

The information above is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest. The Plan allows active participants to only have three loans (only one of which can be used to purchase the participant’s primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The Plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants’ loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options. Participants are charged a transaction fee for each new loan initiated. The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan. The fee is deducted from the participant’s account when the loan is processed. Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Contributions

Participant contributions and the matching employer contributions are recorded in the year in which the participant contributions are withheld from compensation.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

The Plan has specific interests in certain investments of the Trust based on account balances of the participants and their investment options. The Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

The following tables present the net assets of the Trust and the Plan’s interest in the Trust:

	December 31, 2024
	Trust Balances	Plan’s Interest in Trust Balances
Common/collective trust funds	$310,519,972	$171,024,331
Mutual funds	141,302,167	94,172,471
Non-interest bearing cash	86,015,483	51,450,391
Pooled separate account	66,187,003	27,850,835
Common stock	51,125,863	23,504,701
Self-directed brokerage account	11,221,885	8,222,765
Total net assets	$666,372,373	$376,225,494

Plan’s interest as a percentage of the Trust		56%

	December 31, 2023
	Trust Balances	Plan’s Interest in Trust Balances
Common/collective trust funds	$375,627,070	$216,479,576
Mutual funds	161,418,250	110,516,361
Pooled separate account	84,776,859	39,414,772
Common stock	72,592,638	34,008,544
Self-directed brokerage account	10,129,763	7,645,065
Total net assets	$704,544,580	$408,064,318

Plan’s interest as a percentage of the Trust		58%

The investment income of the Trust are as follows:

	Year Ended December 31,
	2024	2023
Interest and dividends	$7,046,512	$4,968,208
Net appreciation in fair value of investments	46,586,715	93,279,835
Total investment income	$53,633,227	$98,248,043

Plan’s interest in investment income of the Trust	$37,625,146	$60,535,063

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

Tax Status

The Plan has received a determination letter from the IRS dated October 29, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Plan expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2025, the date these financial statements were issued. Effective January 1, 2025, the Plan Trustee and Recordkeeper were changed from John Hancock to Fidelity Management Trust Company and Fidelity Workplace Services LLC, respectively. In addition, a plan amendment effective January 1, 2025 included various changes to plan provisions, such as changing the matching contribution formula to 100% of the first 4% of employee deferrals plus 50% of employee deferrals between 4% and 6%, and limiting participants to allocating no more than 50% of their account balance to the Company Stock Fund. Plan management determined no additional subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value:

Common/collective trust funds: The common/collective trust funds are valued at the net asset value (“NAV”) provided by the administrator of the fund.

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Mutual funds: The shares of mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan at year-end.

Non-interest bearing cash: The non-interest bearing cash is valued at cost, which approximates fair value.

Pooled separate account: The pooled separate account is valued at the NAV provided by the administrator of the fund.

Self-directed brokerage account: This investment is comprised of cash and cash equivalents, mutual funds, common stock, exchange-traded funds, and other assets as permitted by the Plan document. The fair values of the funds are determined on the basis of quoted market prices in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. No transfers between levels occurred during 2024 or 2023.

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Notes to Financial Statements – Continued

December 31, 2024

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Common/collective trust funds	$310,519,972	$—	$—	$310,519,972
Mutual funds	141,302,167	—	—	141,302,167
Non-interest bearing cash	86,015,483	—	—	86,015,483
Pooled separate account	66,187,003	—	—	66,187,003
Common stock	51,125,863	—	—	51,125,863
Self-directed brokerage account	11,221,885	—	—	11,221,885

Total assets at fair value	$666,372,373	$—	$—	$666,372,373

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Common/collective trust funds	$375,627,070	$—	$—	$375,627,070
Mutual funds	161,418,250	—	—	161,418,250
Pooled separate account	84,776,859	—	—	84,776,859
Common stock	72,592,638	—	—	72,592,638
Self-directed brokerage account	10,129,763	—	—	10,129,763

Total assets at fair value	$704,544,580	$—	$—	$704,544,580

Owens-Illinois, Inc.

Stock Purchase and Savings Program

Employer Identification No. 22-2781933

Plan No. 003

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2024

	Shares or
	Principal	Fair
Description	Amount	Value
*Notes receivable from participants	Interest rates ranging from 4.25% to 9.50%, various maturity dates	$4,788,770

*Party-in-interest

Owens-Illinois, Inc.

Stock Purchase and Savings Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens-Illinois, Inc. Stock Purchase and Savings Program

Dated: June 26, 2025	By:	O-I Glass, Inc.
Employee Benefits Committee

	By:	/s/ Michael Buchs
Michael Buchs
Member of the Employee Benefits Committee